NWT Uranium Corp.
70 York Street
Suite 1102
Toronto, Ontario M5J 1S9
Canada.

Tel: (416) 504-3978

March 1, 2010

Mr. Mark C. Shannon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

NWT Uranium Corp.

Dear Mr. Hiller:

     In connection with our filing with the Securities and Exchange Commission (the “Commission”) of an amendment to our Annual Report on Form 20-F for the year ended December 31, 2008, NWT Uranium Corp. (the “Registrant”), hereby confirms and acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	The Staff’s comments or changes to disclosure made in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing;

3.	Registrant may not assert any of the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Raphael Danon

Raphael Danon
Chief Financial Officer